Exhibit (a)(1)
MARLIN BUSINESS SERVICES CORP.
OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS WITH
AN EXERCISE PRICE PER SHARE OF $8.75 OR HIGHER FOR NEW OPTIONS
APRIL 23, 2010
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 11:59 P.M., EASTERN TIME, ON MAY 21, 2010,
UNLESS THE OFFER IS EXTENDED.
Marlin Business Services Corp. (“Marlin,” “we” or “us”) is making this offer (the “Offer”) to eligible employees of Marlin and Marlin’s subsidiaries to exchange stock options (the “Eligible Options”) to purchase shares of our common stock which are outstanding under the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended (the “2003 Plan”) with exercise prices per share equal to or greater than $8.75 in exchange for a lesser number of shares subject to nonqualified stock options to be granted under the 2003 Plan upon the terms and conditions more fully described below (“Replacement Options”).
Each active employee of Marlin, as well as those of Marlin’s subsidiaries, (excluding those who have resigned or given or received a written notification of their termination at any time before the expiration date of the Offer), including our executive officers, holding an Eligible Option is eligible to participate in the Offer (each, an “Eligible Employee”). Members of our Board of Directors who are not our employees, as well as non-employee members of the Board of Directors of our subsidiary Marlin Business Bank, are not eligible to participate in the Offer. None of our consultants or advisors are eligible to participate in the Offer. Options that have been transferred to a former spouse, a family member or to a trust established for family members are not eligible for exchange in the Offer.
Each Eligible Employee will receive, in exchange for each Eligible Option canceled in the Offer, a Replacement Option to purchase shares of our common stock. The number of shares subject to the Replacement Option will be determined by multiplying the number of shares of common stock underlying the canceled Eligible Option by an exchange ratio based on the canceled Eligible Option’s exercise price, and rounding down to the next whole share. The exchange ratios in effect for the Offer are as follows:

The Exchange Ratio Is
If the Exercise Price of an Eligible Option Is:	(Eligible Option to Replacement Option):
$8.75 to $9.99	1.10-to-1
$10.00 to $13.99	1.27-to-1
$14.00 to $15.99	1.40-to-1
$16.00 to $17.99	1.43-to-1
$18.00 to $19.99	1.48-to-1
$20.00 to $20.99	1.50-to-1
$21.00 to $21.99	1.54-to-1
$22.00 to $22.99	1.65-to-1
Accordingly, a Replacement Option will cover fewer shares of our common stock and is expected to have a lower exercise price than the Eligible Option it replaces. All Replacement Options will be granted on the first business day following the expiration of the Offer (the “Replacement Grant Date”), will have an exercise price equal to the

i

closing price per share of our common stock on the Replacement Grant Date, and will have a new seven-year term, as measured from the Replacement Grant Date.
None of the Replacement Options will be vested on the Replacement Grant Date. Instead, Replacement Options granted in exchange for canceled Eligible Options that vest upon the Eligible Employee’s continued employment or service with us or our subsidiaries will vest in four equal annual installments from the Replacement Grant Date conditioned on the Eligible Employee’s continued employment or service with us or our subsidiaries on each such vesting date, with the first 25% becoming vested on the first anniversary of the Replacement Grant Date. Replacement Options granted in exchange for canceled Eligible Options that vest upon the attainment of specified performance goals will retain the same performance criteria that governed the Eligible Option, and the number of shares subject to the Replacement Option received for the canceled Eligible Option, which will be subject to further adjustment after taking into account the level of achievement of the performance criteria for such Replacement Options, will vest on the later of the date of the certification of the applicable performance goals by the Compensation Committee of our Board of Directors or the third anniversary of the Replacement Grant Date, subject to the continued employment or service of the Eligible Employee through the applicable vesting date. If the original performance criteria are not attained at the minimum level with respect to the Replacement Options that are subject to the attainment of specified performance goals, such Replacement Options will not vest, and the shares of common stock underlying such Replacement Options will be returned to the pool of shares available for future grants under the 2003 Plan.
Eligible Employees are not required to surrender their Eligible Options for exchange, and participation in the Offer is entirely voluntary. If an Eligible Employee decides to tender an Eligible Option for exchange in the Offer, then the Eligible Option must be tendered for all of the shares of common stock underlying that Eligible Option (i.e., no partial exchange of shares for an Eligible Option will be permitted). However, if an Eligible Employee holds multiple Eligible Options, the Eligible Employee is not required to tender all of his or her Eligible Options for exchange in the Offer to participate in the Offer.
All Eligible Options that are tendered for exchange will be canceled on the date on which the Offer expires, and the Replacement Options will be granted on the first business day thereafter. Subject to satisfaction of the conditions to the Offer, we currently anticipate the Offer to expire on May 21, 2010, unless we decide to extend the Offer. If an Eligible Option is not tendered for exchange in the Offer, such Eligible Option will remain outstanding in accordance with its terms currently in effect.
As of April 20, 2010, stock options to purchase approximately 718,676 shares of our common stock were issued and outstanding under the 2003 Plan, including Eligible Options to purchase up to 528,412 shares of our common stock. We are making the Offer subject to the terms and conditions set forth in this Offer, including the conditions described in Section 7 of this document. Eligible Employees are not required to participate in the Offer. The Offer is not conditioned upon a minimum number of Eligible Options being tendered.
Although our Board of Directors has approved this Offer, neither we nor our Board of Directors makes any recommendation as to whether Eligible Employees should tender or refrain from tendering Eligible Options for exchange. The Offer is entirely voluntary, and each Eligible Employee must make his or her own decision whether to participate in the Offer and exchange his or her Eligible Options, taking into account his or her own personal circumstances and preferences.
The number of shares subject to the Replacement Options that we issue to an Eligible Employee will be fewer than the number of shares such individual can acquire under his or her Eligible Options. In a number of circumstances, which may be difficult to predict, the value of the Replacement Options may be no more (and may even be less) than the value of the Eligible Options an Eligible Employee tenders. For example, if the market price of our common stock when we grant the Replacement Options is higher than the exercise prices of the Eligible Options, the exercise price of the Replacement Options will be higher than the exercise price currently in effect for the Eligible Options. It is also possible that our stock price may rise above the exercise price of the Eligible Options during the term of that Eligible Option, after it vests. By tendering the Eligible Options, Eligible Employees give up the opportunity to exercise them.
The market price of our common stock has declined substantially over recent years and has been subject to high volatility. Eligible Employees should therefore consider that after we issue the Replacement Options, our common stock may trade at prices below the exercise price of the Replacement Options. In that case, the Replacement Option may be “out of the money” when it becomes exercisable.

Shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “MRLN.” On April 20, 2010 the closing sale price of our common stock on the Nasdaq Global Select Market was $12.37 per share.
We recommend that Eligible Employees obtain current market quotations for our common stock before deciding whether to participate in the Offer and tender for exchange any Eligible Options. At the same time, the current market price of our common stock may provide little or no basis for predicting what the market price of our common stock will be when we grant the Replacement Options or at any time in the future. Eligible Employees should carefully consider these risks and uncertainties and the other information in the Offer and the related Letter of Transmittal before deciding whether to tender any Eligible Options.
Our Annual Report on Form 10-K for the year ended December 31, 2009, contains additional information that may affect an Eligible Employee’s decision whether or not to participate in the Offer.
For additional information or assistance, you can contact Lynne Wilson at (856) 505-4108 or send your questions via email to lwilson@marlincorp.com.
We have not authorized anyone to give any information or to make any representation in connection with this Offer other than the information and representations contained in this Offer, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal. If anyone makes any representation or gives an Eligible Employee any information that is different from the representations and information contained in the Offer, the related Tender Offer Statement on Schedule TO and the Letter of Transmittal, the Eligible Employee must not rely upon that representation or information as having been authorized by us. We have not authorized any person to make any recommendation on our behalf as to whether an Eligible Employee should tender or refrain from tendering his or her Eligible Options for exchange pursuant to the Offer. If anyone makes any such recommendation, the Eligible Employee must not rely upon that recommendation as having been authorized by us. An Eligible Employee should rely only on the representations and information contained in this Offer, the related Tender Offer Statement on Schedule TO and the related Letter of Transmittal or in other materials to which he or she has been referred by us.
The Offer has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state or foreign securities commission nor has the SEC or any state or foreign securities commission passed upon the accuracy or adequacy of the information contained in this Offer. Any representation to the contrary is a criminal offense.

IMPORTANT INFORMATION
If you wish to tender one or more of your Eligible Options for exchange, you must timely complete and sign the Letter of Transmittal in accordance with the applicable instructions for that form and submit that document and any other required documents to us by facsimile, overnight courier or email using the following contact information:

By facsimile:	Facsimile number (856) 813-2702

By overnight courier:	Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054
Attn: General Counsel

By email:	gpelose@marlinleasing.com
The key dates to remember in connection with the Offer are:
The commencement date of the Offer is April 23, 2010.
The Offer will expire at 11:59 p.m., Eastern Time on May 21, 2010, unless we extend the Offer.
The Replacement Options will be granted on May 24, 2010, unless we extend the Offer.
We are not making this Offer to, nor will we accept any tender of Eligible Options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of Eligible Options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to legally make the Offer in any such jurisdiction.

v

SUMMARY TERM SHEET
The following are answers to some of the questions that you may have about the Offer. We urge you to carefully read the remainder of this document and the accompanying Letter of Transmittal. The information in this summary and in the introductory pages preceding this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this document and the accompanying Letter of Transmittal. We have included page references to the relevant sections of the document where you can find a more complete description of the topics in this summary term sheet.
1.	WHAT IS THE OFFER?
The Offer is a voluntary opportunity for our eligible employees to elect to exchange certain of their outstanding stock options for new stock options. For purposes of the Offer, you should be familiar with the following terms:
“Compensation Committee” means the Compensation Committee of our Board of Directors.
“Eligible Employee” is each person holding an Eligible Option who is an active employee of Marlin, including Marlin’s executive officers, or any of Marlin’s subsidiaries, but excluding those employees who have resigned or given or received a written notification of their termination at any time before the Expiration Date. Non-employee members of our Board of Directors, as well as non-employee members of the Board of Directors of Marlin Business Bank, are not eligible to participate in the Offer. None of our consultants or advisors is eligible to participate in the Offer.
“Eligible Option” is an incentive stock option or nonqualified stock option that (i) was granted under the 2003 Plan, (ii) has an exercise price per share equal to or greater than $8.75, (iii) is held by an Eligible Employee, and (iv) is outstanding on the Expiration Date.
“Expiration Date” means May 21, 2010, the date on which the Offer expires, unless the Offer is extended.
“Letter of Transmittal” is the form that the Eligible Employee must use to notify us as to the particular Eligible Options that he or she has elected to tender for exchange pursuant to the terms of the Offer.
“Replacement Grant Date” means the date on which the Replacement Options will be granted, which will be the first business day following the Expiration Date.
“Replacement Option” is the new nonqualified stock option to purchase shares of our common stock which will be granted in exchange for a canceled Eligible Option. Each Replacement Option will be granted under the 2003 Plan on the Replacement Grant Date and will have an exercise price per share equal to the fair market value of the underlying shares on the Replacement Grant Date. Replacement Options granted in exchange for canceled Eligible Options that vest upon the Eligible Employee’s continued employment or service with us or our subsidiaries will vest in four equal annual installments from the Replacement Grant Date conditioned on the Eligible Employee’s continued employment or service with us or our subsidiaries on each such vesting date, with the first 25% becoming vested on the first anniversary of the Replacement Grant Date. Replacement Options granted in exchange for canceled Eligible Options that vest upon the attainment of specified performance goals will retain the same performance criteria that governed the Eligible Option, and the number of shares subject to the Replacement Option received for the canceled Eligible Option, which will be subject to further adjustment after taking into account the level of achievement of the performance criteria for such Eligible Options, will vest on the later of the date of the certification of the applicable performance goals by the Compensation Committee or the third anniversary of the Replacement Grant Date, subject to the continued employment or service of the Eligible Employee through the applicable vesting date. If the original performance criteria are not attained at the minimum level with respect to the Replacement Options that are subject to the attainment of specified performance goals, such Replacement Options will not vest, and the shares of common stock underlying such Replacement Options will be returned to the pool of shares available for future grants under the 2003 Plan.
“2003 Plan” is the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
2.	WHY IS MARLIN MAKING THE OFFER?
Many of our outstanding stock options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. For this reason, we believe these stock options may not effectively retain and motivate our and our subsidiaries’ employees and are unlikely to be exercised in the near future. By making the Offer to exchange Eligible Options for Replacement Options, we intend to create better incentives for our and our subsidiaries’ employees to remain with us and work on creating shareholder value. A stock option with an exercise price above the market value of the underlying stock does not have any real value to our and our subsidiaries’ employees unless the price of our common stock increases. Pursuant to the Offer, we intend to provide our and our subsidiaries’ employees with the benefit of holding Replacement Options that over time may have a greater potential to increase in value, and thereby create better incentives for our and our subsidiaries’ employees to remain with us and our subsidiaries and contribute to the attainment of our business and financial objectives. The Offer will also allow us to recapture value from compensation costs that we are incurring with respect to outstanding underwater options. Finally, the Offer will reduce the aggregate number of shares reserved for outstanding stock options immediately following the grant of the Replacement Options, thereby reducing present overhang, and shares underlying canceled Eligible Options will again become available for future issuance under the 2003 Plan, which should delay the need to seek shareholder approval for additional shares under the 2003 Plan. (Page 11)
3.	WHAT SECURITIES IS MARLIN OFFERING TO EXCHANGE?
An outstanding stock option to purchase shares of Marlin common stock will be eligible for exchange pursuant to the Offer if that stock option meets all of the following conditions: (i) the stock option was granted under the 2003 Plan, (ii) the stock option has an exercise price per share equal to or greater than $8.75, (iii) the stock option is held by an Eligible Employee, and (iv) the stock option is outstanding on the Expiration Date. Stock options that have been transferred to a former spouse, a family member or to a trust established for family members are not eligible for exchange in the Offer. (Page 10)
Your individualized Letter of Transmittal provided to you on the commencement date of the Offer contains a list of your Eligible Options, including information relating to the grant date and exercise price. (Page 13)
4.	WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?
You are an Eligible Employee, and are, therefore, eligible to participate in the Offer if you are an active employee of Marlin, or one of Marlin’s subsidiaries, and have not resigned or given or received a written notification of your termination at any time before the Expiration Date. Our executive officers are also eligible to participate in the Offer and are considered “Eligible Employees.” Members of our Board of Directors who are not our employees, as well as non-employee members of the Board of Directors of Marlin Business Bank, are not eligible to participate in the Offer. None of our consultants or advisors are eligible to participate in the Offer.
If you are currently on a personal leave of absence of no more than ninety days, or if you are on a medical, maternity, worker’s compensation, military or other statutorily protected leave of absence of any duration, you are also eligible to participate in the Offer, even if you do not return to active status before the Expiration Date. You are not eligible to participate in the Offer if you are on a leave of absence, but you do not fall into any of these categories (for example, if you are on a personal leave of absence of more than ninety days). You are also ineligible to participate in the Offer if you resign or give notice of intention to cease employment with Marlin or a subsidiary of Marlin or if you receive a notice of termination of your employment for any reason. (Page 10)
For purposes of the Offer, you will be treated as having received a “notice of termination” if, at any time before the Expiration Date, you have received a written notice that Marlin or a subsidiary of Marlin intends to take the necessary steps to end your employment relationship.
5.	MUST I REMAIN AN EMPLOYEE OF MARLIN OR A SUBSIDIARY OF MARLIN TO RECEIVE REPLACEMENT OPTIONS?
Yes. To receive Replacement Options in exchange for your tendered Eligible Options, you must remain an employee of Marlin or a subsidiary of Marlin continuously through the date we accept and cancel your tendered Eligible Options. As discussed below, we intend to accept tendered Eligible Options for exchange and cancellation on the Expiration Date.
If you do not remain an employee of Marlin or a subsidiary of Marlin continuously from the date you tender your Eligible Options for exchange through the date we accept your tendered Eligible Options for exchange and cancel them, you will not receive any Replacement Options, we will return your tendered Eligible Options to you, and you will have the limited period of time specified in the applicable stock option agreement in which to exercise those stock options following your termination of employment. This rule applies regardless of the reason your employment terminates, whether as a result of voluntary resignation or involuntary termination, including termination by reason of a reduction in force, death or disability. (Page 10)
6.	WHAT HAPPENS IF MY EMPLOYMENT TERMINATES ON OR AFTER THE EXPIRATION DATE BUT BEFORE THE DATE ON WHICH THE REPLACEMENT OPTIONS ARE GRANTED?
If your employment with Marlin or a subsidiary of Marlin terminates on or after the Expiration Date, but prior to the date on which the Replacement Options are granted, none of your tendered Eligible Options will be exchanged, and you will not be entitled to any Replacement Options. Your tendered Eligible Options will be returned to you and will remain exercisable in accordance with the terms in effect for them under the existing agreement evidencing the Eligible Options at the time of tender. (Page 10)
7.	WHAT HAPPENS IF, AFTER I RECEIVE THE REPLACEMENT OPTIONS, I LEAVE MARLIN OR A SUBSIDIARY OF MARLIN OR AM TERMINATED AS AN EMPLOYEE?
If you tender your Eligible Options and your employment terminates after the date we cancel the tendered options and issue the Replacement Options, you will generally have a period of ninety days (one year in the event of your death or disability) in which to exercise the Replacement Options for any shares in which you are vested on your termination date. However, the Replacement Option will in no event remain exercisable after the end of the seven-year option term (as measured from the Replacement Grant Date), and the Replacement Options will terminate immediately in the event your employment is terminated for cause (as such term is defined in the 2003 Plan).
This Offer does not change the nature of your employment with us or our subsidiaries, and does not create any obligation on us or our subsidiaries to continue your employment for any period. Employees are generally considered to be “at will” employees. The employment of individuals who are “at will” employees may be terminated by us or by our subsidiaries or by the employee at any time, including prior to the grant date or vesting dates of the Replacement Options, for any reason, with or without cause. (Page 18)
8.	AM I REQUIRED TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM?
If you hold more than one Eligible Option, then you may elect to tender one or more of those Eligible Options and retain the balance. If you wish to tender a particular Eligible Option in the Offer, you must tender all of the shares covered by that Eligible Option for exchange. (Page 10)
The Offer is entirely voluntary, and you are not required to participate. (Page ii)
9.	MAY I EXCHANGE STOCK OPTIONS THAT I HAVE ALREADY EXERCISED?
No. The Offer only pertains to Eligible Options, and does not apply in any way to shares purchased, whether upon the exercise of stock options or otherwise, whether or not you have vested in those shares. Accordingly, if you have exercised a stock option in its entirety, that stock option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an Eligible Option in part, the remaining unexercised portion of that stock option is outstanding and may be tendered for exchange pursuant to the Offer if it is an Eligible Option. Eligible Options for which you have properly submitted an exercise notice prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased. (Page 10)
10.	WHAT IF I DECIDE NOT TO PARTICIPATE IN THE OFFER?
This is a voluntary program and you must personally decide whether or not to exchange your Eligible Options. If you do nothing in response to this Offer, your Eligible Options will not be exchanged and they will remain unchanged by the Offer and will continue to be subject to the current number of shares, exercise price and other terms and conditions thereof. (Page 13)
11.	HOW MANY SHARES WILL BE SUBJECT TO EACH REPLACEMENT OPTION I RECEIVE IF I PARTICIPATE IN THE OFFER?
The number of shares underlying a Replacement Option granted in exchange for an Eligible Option will be determined by multiplying the number of shares of common stock underlying the canceled Eligible Option by an exchange ratio based on the canceled Eligible Option’s exercise price, and rounding down to the next whole share. The exchange ratios in effect for the Offer are as follows:

The Exchange Ratio Is
If the Exercise Price of an Eligible Option Is:	(Eligible Option to Replacement Option):
$8.75 to $9.99	1.10-to-1
$10.00 to $13.99	1.27-to-1
$14.00 to $15.99	1.40-to-1
$16.00 to $17.99	1.43-to-1
$18.00 to $19.99	1.48-to-1
$20.00 to $20.99	1.50-to-1
$21.00 to $21.99	1.54-to-1
$22.00 to $22.99	1.65-to-1
Each Replacement Option will be subject to the terms and conditions of the 2003 Plan and the stock option agreement evidencing such award. (Page 18)
12.	HOW AND WHEN WILL I RECEIVE MY REPLACEMENT OPTIONS?
The Replacement Options will be issued on the Replacement Grant Date, which we expect to be May 24, 2010, unless we extend the Offer. Each of your Replacement Options will be evidenced by a Stock Option Agreement between Marlin and you which will be sent to you shortly after we grant the Replacement Option. (Page 15)
13.	WHEN WILL MY NEW AWARDS VEST?
Replacement Options granted in exchange for canceled Eligible Options that vest upon the Eligible Employee’s continued employment or service with us or a subsidiary will vest in four equal annual installments from the Replacement Grant Date conditioned on the Eligible Employee’s continued employment or service with us or a subsidiary on each such vesting date, with the first 25% becoming vested on the first anniversary of the Replacement Grant Date.
Replacement Options granted in exchange for canceled Eligible Options that vest upon the attainment of specified performance goals will retain the same performance criteria that governed the Eligible Option, and the number of shares subject to the Replacement Option received for the canceled Eligible Option, which will be subject to further adjustment after taking into account the level of achievement of the performance criteria for such Replacement Options, will vest on the later of the date of the certification of the applicable performance goals by the Compensation Committee of our Board of Directors or the third anniversary of the Replacement Grant Date, subject to the continued employment or service of the Eligible Employee through the applicable vesting date. If the original performance criteria are not attained at the minimum level with respect to the Replacement Options that are subject to the attainment of specified performance goals, such Replacement Options will not vest, and the shares of common stock underlying such Replacement Options will be returned to the pool of shares available for future grants under the 2003 Plan. (Page 18)
14.	HOW DOES MY LEAVE OF ABSENCE AFFECT MY PARTICIPATION IN THE OFFER?
If you are currently an Eligible Employee on a leave of absence, you may participate in the Offer. If you are on leave when the Replacement Options are granted, you will still be granted your Replacement Options at that time, but your vesting will be in accordance with our employment and leave of absence policies in effect from time to time. If you take a leave of absence at a later time before your Replacement Options are fully vested, the vesting of your Replacement Options will be in accordance with our employment and leave of absence policies in effect at the applicable time. (Page 10)
Our employment and leave of absence policies may vary as required by law.
15.	WHAT HAPPENS IF MARLIN UNDERGOES A CHANGE OF CONTROL?
The consequence and effect on the Offer and Replacement Options received in the Offer of a change of control of Marlin will differ depending on the timing and form of the transaction.

If we undergo a change of control before the expiration of the Offer, you may withdraw your tendered Eligible Options and you will have all the rights afforded to you to acquire our common stock under the existing agreements evidencing these stock options.
Under the terms of the 2003 Plan, in the event we should undergo a change of control (as such term is defined in the 2003 Plan), we will provide each optionee written notice of such change of control and all outstanding stock options will automatically accelerate and become exercisable for all underlying shares of common stock. Upon a change of control in which we are not the surviving corporation (or in which we survive only as a subsidiary of another corporation), unless otherwise provided by the Compensation Committee, all outstanding stock options that are not exercised prior to the change of control will be assumed, or replaced with comparable stock options or rights, by the surviving corporation (or parent or subsidiary thereof). Notwithstanding the foregoing, in the event of a change of control, unless the optionee’s employment agreement, if any, provides otherwise, the Compensation Committee of our Board of Directors may take either or both of the following actions with respect to any or all outstanding stock options: (i) the Compensation Committee may require that optionees surrender their outstanding stock options in exchange for cash or shares of our common stock in an amount equal to the amount by which the then fair market value of the shares of our common stock underlying the optionee’s unexercised stock options exceeds the exercise price of the stock options, or (ii) after giving optionees an opportunity to exercise their outstanding stock options, the Compensation Committee may terminate any or all unexercised stock options at such time as the Compensation Committee deems appropriate. (Page 18)
16.	WHAT ARE THE CONDITIONS TO THE OFFER?
The Offer is subject to a number of conditions, including the conditions described in Section 7 “Conditions of the Offer,” beginning on page 15 of this document. The Offer is not conditioned upon the tender of a minimum number of Eligible Options for exchange. (Page 15)
17.	WHAT ARE THE TAX CONSEQUENCES IF I PARTICIPATE IN THE OFFER?
If you tender your Eligible Options, whether granted as incentive stock options or nonqualified stock options, you will not recognize any taxable income for U.S. federal income tax purposes at the time of the tender or at the time the Replacement Options are granted. However, you will recognize taxable income upon exercise of a Replacement Option. This income will be reported on your year-end W-2 statement, and we will withhold all applicable federal, state and local income and employment taxes. Tax consequences may vary depending on each individual participant’s circumstances, including whether the participant’s Eligible Options are incentive stock options or nonqualified stock options. All option holders should consult with their own personal tax advisors as to the tax consequences of their participation in the Offer. (Page 27)
18.	WILL MY REPLACEMENT OPTIONS BE INCENTIVE STOCK OPTIONS OR NONQUALIFIED STOCK OPTIONS?
All Replacement Options will be nonqualified stock options, whether or not the Eligible Options submitted in the Offer were incentive stock options or nonqualified stock options. (Page 10)
19.	IF I HAVE INCENTIVE STOCK OPTIONS, WHAT HAPPENS IF I ELECT NOT TO EXCHANGE THEM IN THE OFFER?
If any of your Eligible Options are incentive stock options under the U.S. federal tax laws, then we do not believe that the Offer will affect the tax status of those incentive stock options if you decide not to accept the Offer because, as currently structured, the Offer is expected to be less than 30 days. If you choose not to exchange your Eligible Options, we recommend that you consult with your own tax advisor to determine the tax consequences when you exercise those options and sell the underlying shares. (Page 27)
20.	WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?
The Offer expires on May 21, 2010, at 11:59 p.m., Eastern Time, unless it is extended by us.
Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we decide to extend the Offer, we will notify all Eligible Employees via press release, email or other form of communication disclosing the extension no later than 9:00 a.m., Eastern Time, on the next United States business day following the previously scheduled expiration date or the date on which we change the Offer, as applicable. (Page 29)

21.	HOW AND WHEN DO I TENDER MY OPTIONS?
If you wish to tender one or more of your Eligible Options for exchange, you must timely complete and sign the Letter of Transmittal in accordance with the applicable instructions for that form and submit that document and any other required documents to us by facsimile, overnight courier or email using the following contact information on or before 11:59 p.m. Eastern Time on the Expiration Date:

By facsimile:	Facsimile number (856) 813-2702

By overnight courier:	Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054
Attn: General Counsel

By email:	gpelose@marlinleasing.com
If we do not receive a properly completed and duly executed Letter of Transmittal from you prior to the expiration of the Offer, we will not accept any of your Eligible Options for exchange and you will not be granted any Replacement Options.
We reserve the right to reject any or all tenders of Eligible Options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, without limiting the rights we have to extend, terminate or amend the Offer, we intend to accept all properly and timely tendered Eligible Options that are not validly withdrawn. (Page 13)
22.	DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED ELIGIBLE OPTIONS?
You may withdraw your tendered Eligible Options at any time before 11:59 p.m., Eastern Time, on May 21, 2010. If we extend the Offer beyond that time, you may withdraw your tendered Eligible Options at any time until the extended expiration of the Offer. You may withdraw your election by delivering to us a revised Letter of Transmittal or a facsimile thereof, with the required information while you still have the right to withdraw the tendered Eligible Options. Once you have withdrawn your Eligible Options, you may tender those Eligible Options for exchange only by submitting another Letter of Transmittal with the required information in accordance with the procedures described in the Offer to Exchange and the Letter of Transmittal prior to the expiration of the Offer.
If we do not accept your tendered Eligible Options after the expiration of forty (40) business days from the April 23, 2009 commencement of the Offer, you will have the right to withdraw all of your tendered Eligible Options. (Page 14)
23.	WHAT DOES MARLIN THINK OF THE OFFER?
Although our Board of Directors has approved the Offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your Eligible Options for exchange or what the price of our common stock will be in the future. You must make your own decision whether to tender your Eligible Options taking into account your own personal circumstances and preferences.
24.	WHAT ARE SOME OF THE KEY DATES TO REMEMBER?
The commencement date of the Offer is April 23, 2010.
The Offer expires at 11:59 p.m., Eastern Time, on May 21, 2010, unless we extend the Offer.
The Replacement Options will be granted, on May 24, 2010, unless we extend the Offer.
25.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?
For additional information or assistance, you can contact Lynne Wilson at (856) 505-4108 or send your questions via email to lwilson@marlincorp.com.

CERTAIN RISKS OF PARTICIPATING IN THIS OFFER
Participation in this Offer involves a number of potential risks including those described below. In addition, the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, highlight the material risks of holding our common stock. You should carefully consider these risks and are encouraged to speak with an investment, tax or legal advisor as necessary before deciding to participate in this Offer.
If you elect to participate in this Offer, the number of shares underlying the Replacement Option you receive in exchange for your tendered Eligible Option will be fewer than the number of shares you would receive upon exercise of that Eligible Option.
The exchange ratio in this Offer is not one-to-one. The number of shares underlying the Replacement Options to be issued to you in exchange for cancellation of your tendered Eligible Options will be determined by multiplying the number of shares underlying the canceled Eligible Option by an exchange ratio based on the canceled Eligible Option’s exercise price and rounding down to the next whole share. The exchange ratios in effect for the Offer are as follows:

The Exchange Ratio Is
If the Exercise Price of an Eligible Option Is:	(Eligible Option to Replacement Option):
$8.75 to $9.99	1.10-to-1
$10.00 to $13.99	1.27-to-1
$14.00 to $15.99	1.40-to-1
$16.00 to $17.99	1.43-to-1
$18.00 to $19.99	1.48-to-1
$20.00 to $20.99	1.50-to-1
$21.00 to $21.99	1.54-to-1
$22.00 to $22.99	1.65-to-1
Your Replacement Option will be subject to a new vesting schedule. If you terminate employment or service with us or a subsidiary during the new vesting period, you might have fewer vested stock option shares than if you had not participated in the Offer.
Your Eligible Options may be fully or partially vested. However, each Replacement Option you receive in exchange for those Eligible Options will be subject to a new vesting schedule. Replacement Options granted in exchange for canceled Eligible Options that vest upon your continued service will vest in four equal annual installments from the Replacement Grant Date over your continued service with us, with the first 25% becoming vested on the first anniversary of the Replacement Grant Date.
Replacement Options granted in exchange for canceled Eligible Options that vest upon the attainment of specified performance goals will retain the same performance criteria that governed the Eligible Option, and the number of shares subject to the Replacement Option received for the canceled Eligible Option, which will be subject to further adjustment after taking into account the level of achievement of the performance criteria for such Replacement Options, will vest on the later of the date of the certification of the applicable performance goals by the Compensation Committee of our Board of Directors or the third anniversary of the Replacement Grant Date, subject to the continued employment or service of the Eligible Employee through the applicable vesting date. If the original performance criteria are not attained at the minimum level with respect to the Replacement Options that are subject to the attainment of specified performance goals, such Replacement Options will not vest, and the shares of common stock underlying such Replacement Options will be returned to the pool of shares available for future grants under the 2003 Plan.

If your employment or service with us or our subsidiaries terminates before the Replacement Option vests in full, you will forfeit the unvested portion of that Replacement Option. This is the case even if the Eligible Option you tendered was fully vested.
If our stock price increases after the date that your tendered Eligible Options are canceled, the Replacement Options you receive in this Offer may be worth less than the Eligible Options you exchange.
It is possible that, over time, the Eligible Options you currently hold would have a greater value than the Replacement Options that you may receive in this Offer. In other words, if you tender your Eligible Options for exchange and cancellation and the price of our common stock is greater than the exercise price of the Eligible Options on the date of grant of the Replacement Options, or the price of our common stock increases above the exercise price of your Eligible Options during the term of such Eligible Options, the value of the Replacement Options covering fewer shares of our common stock that you receive in exchange for your tendered Eligible Options may be less than the value of the common stock you would have received upon exercise of your Eligible Options. Therefore, we cannot guarantee that the value of the Replacement Options that you receive in this Offer will be higher than what you would receive if you do not exchange your Eligible Options.
If you elect to participate in the Offer, you should consider the tax consequences.
See Section 14, “Material U.S. Federal Income Tax Consequences,” below for more information about the tax impacts of the Offer. All option holders should consult with their own personal tax advisors as to the tax consequences of their participation in the Offer.

THE OFFER
1. ELIGIBLE EMPLOYEES; ELIGIBLE OPTIONS; REPLACEMENT OPTIONS; EXPIRATION DATE.
Upon the terms and subject to the conditions of the Offer, we will exchange, for Replacement Options to be granted under our 2003 Plan, all Eligible Options that are properly submitted, in accordance with Section 4, and are not otherwise validly withdrawn in accordance with Section 5 before the Expiration Date, as defined below.
Eligible Employees. Eligible employees, for purposes of the Offer, will be limited to all of our current employees, and those of our subsidiaries, (excluding those who have resigned or given or received a written notification of their termination), including executive officers. Such eligible employees may accordingly participate in the Offer to the extent they hold outstanding Eligible Options. Members of our Board of Directors who are not our employees, as well as non-employee directors of Marlin Business Bank, are not eligible to participate in the Offer. In addition, our consultants and advisors are not eligible to participate in the Offer. An individual currently on a personal leave of absence or on a medical, maternity, worker’s compensation, military or other statutorily protected leave of absence is eligible to participate in the Offer even if he or she does not return to active status before the Expiration Date of the Offer. Individuals receiving severance or other similar payments from us or one of our subsidiaries, but who are not currently employed by us, are not eligible to participate in the Offer.
For purposes of the Offer, an individual will be treated as having received a “notice of termination” if, at any time before the Expiration Date of the Offer, he or she has received a written notice that we or our subsidiary intends to take the necessary steps to end his or her employment relationship with us or our subsidiary.
Stock options that have been transferred to a former spouse, a family member or to a trust that an Eligible Employee has established for family members are not eligible for tender in the Offer.
If you do not remain an employee of Marlin or a subsidiary of Marlin from the date you tender Eligible Options for exchange through the date on which we accept those Eligible Options for exchange and cancellation and the date on which we grant the Replacement Options, you will not receive any Replacement Options, and your tendered Eligible Options will be returned to you. You will then have the limited period of time specified in the applicable stock option agreements in which to exercise those stock options following your termination date. This rule applies regardless of the reason your employment terminates, whether as a result of voluntary resignation or involuntary termination, including termination by reason of a reduction in force, death or disability. Acceptance of the Offer does not confer upon you the right to remain employed by Marlin or any subsidiary of Marlin.
Eligible Options. Eligible Options are all stock options that (i) were granted under the 2003 Plan, (ii) have an exercise price per share equal to or greater than $8.75, (iii) are held by Eligible Employees, and (iv) are outstanding on the Expiration Date. Your individualized Letter of Transmittal included with this Offer lists the Eligible Options you currently hold.
If you are an Eligible Employee who chooses to tender any Eligible Option pursuant to the Offer, you must tender the entire Eligible Option, not a portion of such Eligible Option; however, you are not required to tender all of your Eligible Options in the Offer.
On the Expiration Date, we will cancel all tendered Eligible Options that we accept pursuant to the Offer, and you will have no further right or entitlement to purchase shares of our common stock pursuant to those canceled Eligible Options.
Replacement Options. A Replacement Option will be granted on the Replacement Grant Date in exchange for each Eligible Option that is canceled in the Offer. Each Replacement Option will have an exercise price per share equal to the fair market value of the underlying shares of Marlin’s common stock on such date. Replacement Options granted in exchange for canceled Eligible Options that vest upon the Eligible Employee’s continued employment or service with us or a subsidiary will vest in four successive equal annual installments over the Eligible Employee’s continued employment or service with us or our subsidiary as measured from the Replacement Grant Date, with the first 25% becoming vested on the first anniversary of the Replacement Grant Date.
Replacement Options granted in exchange for canceled Eligible Options that vest upon the attainment of specified performance goals will retain the same performance criteria that governed the Eligible Option, and the number of shares subject to the Replacement Option received for the canceled Eligible Option, which will be subject to further adjustment after taking into account the level of achievement of the performance criteria for such Replacement Options, will vest on the later of the date of the certification of the applicable performance goals by the Compensation Committee of our Board of Directors or the third anniversary of the Replacement Grant Date, subject to the continued employment or service of the Eligible Employee through the applicable vesting date. If the original performance criteria are not attained at the minimum level with respect to the Replacement Options that are subject to the attainment of specified performance goals, such Replacement Options will not vest, and the shares of common stock underlying such Replacement Options will be returned to the pool of shares available for future grants under the 2003 Plan.
All Replacement Options will be granted under the 2003 Plan and will be subject to a stock option agreement between each tendering option holder and Marlin.
The number of shares underlying a Replacement Option granted in exchange for an Eligible Option will be determined by multiplying the number of shares of common stock underlying the canceled Eligible Option by an exchange ratio, and then rounding down to the next whole share. The exchange ratios were designed to maintain approximately the same fair value, for accounting purposes, for the Replacement Options as the fair value of the Eligible Options surrendered in the Offer and were calculated using the binomial option valuation model (as described below in Section 9 (“Source and Amount of Consideration; Terms of New Options”)). The exchange ratios in effect for the Offer are as follows:

The Exchange Ratio Is
If the Exercise Price of an Eligible Option Is:	(Eligible Option to Replacement Option):
$8.75 to $9.99	1.10-to-1
$10.00 to $13.99	1.27-to-1
$14.00 to $15.99	1.40-to-1
$16.00 to $17.99	1.43-to-1
$18.00 to $19.99	1.48-to-1
$20.00 to $20.99	1.50-to-1
$21.00 to $21.99	1.54-to-1
$22.00 to $22.99	1.65-to-1
Each Replacement Option will be a nonqualified stock option. See Section 14 (“Material U.S. Federal Income Tax Consequences”) for more information about nonqualified stock options.
Expiration Date. The term “Expiration Date” means 11:59 p.m., Eastern Time, on May 21, 2010, unless and until we, in our discretion, have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” refers to the latest time and date at which the Offer, as so extended, expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the Offer, and Section 7 for a description of conditions to the Offer.
2. PURPOSE OF THE OFFER.
We believe that stock options are a critical tool to align our, and our subsidiaries’, employees’ interests with those of our shareholders and comprise an important compensation and incentive element for our and our subsidiaries’ employee compensation program. We have historically granted stock options to selected employees to incentivize, reward and motivate such employees’ performance and to encourage them to continue their employment with us and our subsidiaries. We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business and satisfy client needs. Competition for these types of employees is intense, and many companies use equity incentives (including stock options) as a means of attracting, motivating and retaining their best employees. Our employees’ compensation packages include a number of different components. However, equity compensation is one of the main components as it encourages our employees to work toward our success and provides a means by which our employees benefit from increasing our stock price. Much of our current business strategy involves multi-year initiatives designed to expand our markets and grow our revenues. In order to execute our strategy, it is imperative that we retain our and our subsidiaries’ employees.
In the face of the current economic crisis, our Board of Directors has determined that the grant of the Replacement Options will be an important element of compensation for our and subsidiaries’ employees, including our management team. The sharp decline in our stock price since 2007 has left many of the outstanding stock options held by our and our subsidiaries’ employees largely valueless because the exercise price of those outstanding stock options exceeds our current stock price. This means that a significant number of our stock options fail to provide the incentive and retention benefits they were designed to provide, as they are perceived to have little or no value to a majority of our and our subsidiaries’ employees.
We believe that the Offer will address these incentive and retention issues. In light of the four-year annual vesting schedule for the Eligible Options that vest upon the optionee’s continued service and continuation of the performance criteria and three-year cliff vesting schedule for Eligible Options that vest upon the attainment of performance goals and, in both cases, potential for future appreciation in value, the Replacement Options to be granted in the Offer will serve as a powerful inducement to our and our subsidiaries’ employees to continue their employment with us and our subsidiaries and to provide dedicated service to us and our subsidiaries to help us achieve our growth objectives. The Offer is designed to restore the incentive value of our equity award program by providing employees with an opportunity to exchange underwater stock options for new stock options covering fewer shares, but with an exercise price based on the current stock price, and requiring another four years (with respect to service-based vesting stock options) and at least another three years (with respect to performance-based vesting stock options) of future service in order to fully vest. In effect, the Offer will enable us to realign the exercise prices of previously granted stock options with the current value of our common stock, so that these outstanding stock options once again become important tools to help motivate and retain our and our subsidiaries’ existing employees by maintaining the competitiveness of our compensation program.
The Offer will allow us to recapture value from compensation costs that we already are incurring with respect to outstanding underwater stock options. These stock options were granted at the then fair market value of our common stock on the relevant date of grant. Under applicable accounting rules, we will continue to be obligated to recognize significant compensation expense related to eligible service-based vesting and performance-based vesting underwater stock options, even if these stock options are never exercised because the they remain underwater. We believe it is not an efficient use of our resources to recognize compensation expense on stock options that are not perceived by our employees as providing value. By replacing stock options that have little or no retention or incentive value with stock options that will provide both retention and incentive value while not creating substantial compensation expense, we will be making efficient use of our resources.
The Offer will reduce the aggregate number of shares reserved for outstanding stock options immediately following the grant of the Replacement Options, thereby reducing present overhang, and shares subject to surrendered stock options will again become available for future grants, which should delay the need to seek shareholder approval for additional shares under the 2003 Plan. By way of illustration, if all Eligible Options are exchanged, options to purchase approximately 528,412 shares will be surrendered and canceled (although they will be returned to the grant pool available under the 2003 Plan), and Replacement Options to purchase 416,283 shares will be granted, resulting in a net reduction of stock options covering approximately 112,129 shares. The return of shares will constitute an efficient use of the shares available for future issuance.
Subject to the foregoing, and except as otherwise disclosed in future filings we may make with the SEC or described below, we presently have no plans or proposals that relate to or would result in:
(a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
(b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;
(c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;
(d) except as described below, any change in our present Board of Directors or management, including a change in the number or term of directors to fill any existing board vacancies or to change any executive officer’s material terms of employment;

(e) any other material change in our corporate structure or business;
(f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;
(g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “1934 Act”);
(h) the suspension of our obligation to file reports pursuant to Section 15(d) of the 1934 Act;
(i) the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in the ordinary course or pursuant to existing options or other rights; or
(j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.
With respect to Section 2(d) above, as disclosed in our Annual Proxy filed on April 20, 2010, we have nominated J. Christopher Teets as a member of our Board of Directors, subject to election by our stockholders at our Annual Meeting on May 25, 2010. If Mr. Teets is elected, the number of members on our Board of Directors will be increased from seven to eight.
3. STATUS OF ELIGIBLE OPTIONS NOT TENDERED.
If you choose not to tender for exchange your Eligible Options, those Eligible Options will remain outstanding, and you will continue to hold such Eligible Options in accordance with their terms.
4. PROCEDURES FOR TENDERING ELIGIBLE OPTIONS.
Proper Tender of Options. The personalized Letter of Transmittal accompanying this document contains a summary of each Eligible Option that you currently hold, including information relating to the type of Eligible Option (nonqualified stock option or incentive stock option), total number of shares that are currently outstanding under each Eligible Option, the number of shares for which the Eligible Option is vested and unvested as of the commencement date of the Offer, the grant date of the Eligible Option and the current exercise price per share in effect for such Eligible Option.
To validly tender your Eligible Options, you must, in accordance with the terms of your Letter of Transmittal, properly complete, duly execute and timely deliver that Letter of Transmittal and any other required documents to us by facsimile, overnight courier or email using the following contact information on or before 11:59 p.m. Eastern Time on the Expiration Date:

By facsimile:	Facsimile number (856) 813-2702

By overnight courier:	Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054
Attn: General Counsel

By email:	gpelose@marlinleasing.com
Responses submitted by any other means, including regular mail, inter-office mail or hand delivery, are not permitted.
We must receive your Letter of Transmittal before 11:59 p.m. Eastern Time on the Expiration Date. If we extend the Offer beyond that time, we must receive your completed and executed Letter of Transmittal before the extended Expiration Date of the Offer.
We will not accept delivery of any Letter of Transmittal after expiration of the Offer. If we do not receive your properly completed and duly executed Letter of Transmittal prior to the expiration of the Offer, your Eligible Options will not be canceled and replaced pursuant to the Offer, and you will not receive any Replacement Options.
The method of delivery of all documents, including Letter of Transmittal and any other required documents, is at the election and risk of the tendering Eligible Employee. We recommend that you keep a copy of your Letter of Transmittal and record of delivery. In all cases, you should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Stock Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt), and acceptance of any tender of stock options, and all questions as to the number of shares subject to Eligible Options or to be subject to Replacement Options granted in exchange. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of stock options that we determine do not comply with the conditions of the Offer, that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, subject to our rights to extend, terminate and amend the Offer, we intend to accept all properly and timely tendered Eligible Options which are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any Letter of Transmittal with respect to any particular Eligible Options or any particular option holder. If we waive a condition of this Offer as to one particular Eligible Employee, we will waive that condition for all Eligible Employees. No Letter of Transmittal will be deemed to have been properly submitted until all defects or irregularities have been cured by the participating option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in a Letter of Transmittal, nor will anyone incur any liability for failure to give any such notice.
Our Acceptance Constitutes an Agreement. Your tender of Eligible Options pursuant to the procedures described above will constitute your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of the Eligible Options tendered by you pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer. Accordingly, as soon as administratively practicable after the Expiration Date, we will deliver to you a new stock option agreement evidencing each Replacement Option granted in replacement of a tendered Eligible Option.
5. WITHDRAWAL RIGHTS.
You may only withdraw your tendered Eligible Options in accordance with the provisions of this Section 5. If your employment with us or our subsidiaries terminates prior to the Expiration Date, your tendered Eligible Options will automatically be withdrawn. If automatically withdrawn, you may exercise those Eligible Options only during the limited period for which those Eligible Options remain exercisable following your termination of employment or service as provided in your stock option agreement for such Eligible Options.
You may withdraw your tendered Eligible Options at any time before 11:59 p.m. Eastern Time, on the Expiration Date of the Offer by following the procedure outlined below. In addition, unless we accept and replace your Eligible Options before 12:00 midnight, Eastern Time, on June 21, 2010 (the 40th business day after the April 23, 2010 commencement date of the Offer), you may withdraw your tendered Eligible Options at any time thereafter.
To validly withdraw your tendered Eligible Options, you must deliver to us a properly completed and duly executed Withdrawal Form by facsimile, overnight courier or email using the following contact information:

By facsimile:	Facsimile number (856) 813-2702

By overnight courier:	Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054
Attn: General Counsel

By email:	gpelose@marlinleasing.com
To obtain a copy of the Withdrawal Form, contact George D. Pelose, General Counsel at (856) 505-4142 or email your request to gpelose@marlinleasing.com.
YOU MAY NOT WITHDRAW ONLY A PORTION OF A TENDERED ELIGIBLE OPTION. IF YOU CHOOSE TO WITHDRAW A TENDERED ELIGIBLE OPTION, YOU MUST WITHDRAW THE ENTIRE ELIGIBLE OPTION.
You may not rescind any withdrawal, and any tendered Eligible Option you subsequently withdraw will no longer be deemed tendered for replacement pursuant to the Offer, unless you properly re-tender that Eligible Option before the Expiration Date by following the procedures described in Section 4. The new tender must be properly completed, signed and dated after both the date of your original Letter of Transmittal and the date of any subsequent Withdrawal Form.

Neither Marlin nor any other person is obligated to give notice of any defects or irregularities in any Withdrawal Form submitted to us, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.
6. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND GRANT OF REPLACEMENT OPTIONS.
Subject to the terms and conditions of the Offer, we will, upon the Expiration Date, accept for replacement all Eligible Options that have been properly tendered and not validly withdrawn prior to the Expiration Date. For each tendered Eligible Option, we will grant a Replacement Option on the next business day, currently scheduled to be May 24, 2010. If we extend the Expiration Date, then the Replacement Options will be granted on the first business day following the extended Expiration Date.
We will provide written or electronic notice of our acceptance to each Eligible Employee whose tendered Eligible Options we have accepted for replacement. Such notice may be by email, press release or other means. In addition, we will, as soon as administratively practicable following the Expiration Date, deliver to you a new stock option agreement evidencing the Replacement Option granted in replacement of a tendered Eligible Option. The stock option agreement will indicate the number of shares subject to such Replacement Option, the exercise price per share and the other terms and conditions governing that Replacement Option.
However, if you are not in the employ of Marlin or a Marlin subsidiary on the Expiration Date or on the Replacement Grant Date, then none of your tendered Eligible Options will be replaced, and you will not be entitled to any Replacement Options. The tendered Eligible Options will be returned to you and will remain exercisable in accordance with the terms in effect for them in the stock option agreement evidencing such Eligible Options at the time of tender, including the original exercise price per share.
7. CONDITIONS OF THE OFFER.
We will not accept in the Offer any stock options held by members of our Board of Directors who are not our employees, as well as any non-employee members of the Board of Directors of Marlin Business Bank, or stock options held by our consultants and advisors or other non-employees (including, with respect to each current eligible employee, any former spouse, family members or trusts to which options may have been transferred).
In addition, notwithstanding any other provision of the Offer, we will not be required to accept any Eligible Options tendered to us for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Options tendered to us, in each case, subject to Rule 13e-4(f)(5) under the 1934 Act, if at any time on or after April 23, 2010, and prior to the Expiration Date, any of the following events has occurred, or has been reasonably determined by us to have occurred, and, in our reasonable judgment, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of stock options tendered to us for exchange:
     (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the tendered Eligible Options pursuant to the Offer, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), operating results, operations or prospects of Marlin or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;
     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:
•	make the cancellation of tendered Eligible Options and the grant of Replacement Options in exchange therefor illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relate in any manner to the Offer;

•	delay or restrict our ability, or render us unable, to accept for exchange, or grant Replacement Options for, some or all of the tendered Eligible Options;

•	materially impair the benefits we hope to receive as a result of the Offer; or

•	materially and adversely affect the business, condition (financial or other), operating results, operations or prospects of Marlin or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;
     (c) there shall have occurred:
•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	any general suspension of our ability to issue equity under the 2003 Plan or pursuant to the registration statement on Form S-8 registering shares of our common stock for issuance under the 2003 Plan;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

•	any significant change in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operating results, operations or prospects of Marlin or our subsidiaries or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

•	any decline in either the Dow Jones Industrial Average, the Nasdaq Global Select Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on April 23, 2010;
     (d) there shall have occurred any change in generally accepted accounting principles or the application or interpretation thereof which could or would affect the manner in which we are required for financial accounting purposes to account for the compensation expense against our operating results in connection with the Offer;
     (e) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:
•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the 1934 Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before April 23, 2010;

•	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before April 23, 2010 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or
     (f) any change or changes shall have occurred in our business, condition (financial or other), assets, operating results, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or otherwise makes it inadvisable for us to proceed with the Offer; or
     (g) any rules, regulations or actions by any governmental authority, the Nasdaq Global Select Market, or other regulatory or administrative authority of any national securities exchange have been enacted, enforced or deemed applicable to Marlin that makes it inadvisable for us to proceed with the Offer.
The conditions to the Offer are for our benefit. We may assert them in our discretion, regardless of the circumstances giving rise to them, at any time prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Should we decide to waive any of the material conditions of the Offer, the Offer will remain open for five (5) business days following the date we announce the waiver. Any determination we make concerning the events described in this Section 7 may be challenged by an Eligible Employee only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.
8. PRICE RANGE OF COMMON STOCK.
There is no established trading market for our stock options, including Eligible Options, granted under the 2003 Plan.
Our common stock is quoted on the Nasdaq Global Select Market under the symbol “MRLN.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq Global Select Market.

	HIGH	LOW

Fiscal Year Ending December 31, 2010
Second Quarter (through April 20, 2010)	$12.58	$10.23
First Quarter	$10.75	$8.35
Fiscal Year Ending December 31, 2009
Fourth Quarter	$8.11	$6.71
Third Quarter	$8.64	$4.94
Second Quarter	$5.60	$3.14
First Quarter	$4.66	$2.52
Fiscal Year Ended December 31, 2008
Fourth Quarter	$8.75	$1.36
Third Quarter	$9.19	$6.12
Second Quarter	$8.01	$6.02
First Quarter	$11.57	$7.55
Fiscal Year Ended December 31, 2007
Fourth Quarter	$15.37	$11.10
Third Quarter	$21.94	$14.25
Second Quarter	$24.29	$18.70
First Quarter	$24.34	$20.24

As of April 20, 2010, the closing sale price of our common stock, as reported by the Nasdaq Global Select Market, was $12.37 per share.
The trading price of our common stock has fluctuated widely in the past and is expected to continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies and that may or may not have been related or proportionate to the operating performance of those companies.
9. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS.
Consideration. We will grant the Replacement Options under the 2003 Plan in exchange for the Eligible Options properly tendered and accepted for exchange and cancellation by us.
The number of shares of common stock underlying a Replacement Option granted in exchange for a tendered Eligible Option will be based on the per share exercise price of the tendered Eligible Option and, in all events, will be fewer than the number of shares subject to the applicable tendered Eligible Option. The ratio by which you can determine the actual number of shares of common stock underlying a Replacement Option granted for each tendered Eligible Option is set forth in the table below:

The Exchange Ratio Is
If the Exercise Price of an Eligible Option Is:	(Eligible Option to Replacement Option):
$8.75 to $9.99	1.10-to-1
$10.00 to $13.99	1.27-to-1
$14.00 to $15.99	1.40-to-1
$16.00 to $17.99	1.43-to-1
$18.00 to $19.99	1.48-to-1
$20.00 to $20.99	1.50-to-1
$21.00 to $21.99	1.54-to-1
$22.00 to $22.99	1.65-to-1
We will not issue Replacement Options to purchase fractional shares. If, after applying the applicable exchange ratio for an Eligible Option, a Replacement Option would cover a fractional number of shares, we will round such number down to the next whole share of common stock.
The exchange ratios are based on the fair value of the Eligible Options (based on the binomial valuation model) within the relevant grouping. The binomial valuation model is a valuation method that we have used to determine the fair value of the Eligible Options. The calculation of fair value using the binomial valuation model takes into account many variables, such as the volatility of our stock, the expected term of a stock option and the ratio of stock price to the exercise price at which exercise is expected to occur. Each exchange ratio was established based in part by reference to the fair market value of Marlin common stock prior to the start of the Offer and, at that point, resulted in a value of the new stock option grant that was approximately equal to the value of the stock option to be tendered for replacement while keeping the Offer as cost neutral to Marlin as possible. We are not able to predict what Marlin’s closing stock price will be on the Replacement Grant Date when the price for the Replacement Options will be established; therefore, we had to make reasonable assumptions about the eventual new grant price when setting the exchange ratios. Because the exchange ratios are fixed, the value of the old and new stock option grants may not be equal on the Expiration Date, as the exercise price of the Replacement Options will be set on the date those stock options are granted and may differ from the market price prior to the start of the Offer. By establishing the exchange ratios in this manner, we intended to minimize additional compensation expense from the grant of the Replacement Options, other than any compensation expense, which we anticipate to be modest, that may result from fluctuations in our stock price or other variables after the exchange ratios have been established but before the Replacement Options have been granted. The actual accounting consequences of the Offer will depend in part on participation levels, the vesting schedules of the Replacement Options, the exchange ratios established and fluctuations in our stock price before the Replacement Options have been granted.
If we receive and accept for exchange all Eligible Options outstanding as of April 20, 2010, we will grant Replacement Options to purchase approximately 416,283 shares of our common stock. If all Eligible Options are properly tendered and accepted for exchange and canceled, the shares purchasable under Replacement Options granted in exchange will equal approximately 3% of the total shares of our common stock outstanding as of April 20, 2010. The shares of common stock subject to tendered Eligible Options that are accepted for exchange and canceled will, after such cancellation, be available for re-grant and issuance under the 2003 Plan.
Terms of Replacement Options. The Replacement Options will be granted under the 2003 Plan and will be evidenced by new stock option agreements between us and each option holder who tenders Eligible Options for exchange in the Offer and whose tendered Eligible Options we accept for exchange and cancellation.
The Replacement Options will have an exercise price per share equal to the fair market value of the underlying shares of our common stock on the Replacement Grant Date, will have a seven year term and will be nonqualified stock options. Replacement Options granted in exchange for canceled Eligible Options that currently vest upon the Eligible Employee’s continued employment or service with us or our subsidiaries will vest in four successive equal annual installments over the Eligible Employee’s continued service with Marlin or Marlin’s subsidiaries over the four-year period measured from the Replacement Grant Date, with the first 25% becoming vested on the first anniversary of the Replacement Grant Date.
Replacement Options granted in exchange for canceled Eligible Options that vest upon the attainment of specified performance goals will retain the same performance criteria that governed the Eligible Option, and the number of shares subject to the Replacement Option received for the canceled Eligible Option, which will be subject to further adjustment after taking into account the level of achievement of the performance criteria for such Replacement Options, will vest on the later of the date of the certification of the applicable performance goals by the Compensation Committee of our Board of Directors or the third anniversary of the Replacement Grant Date, subject to the continued employment or service of the Eligible Employee through the applicable vesting date. If the original performance criteria are not attained at the minimum level with respect to the Replacement Options that are subject to the attainment of specified performance goals, such Replacement Options will not vest, and the shares of common stock underlying such Replacement Options will be returned to the pool of shares available for future grants under the 2003 Plan.
The Replacement Options for both time and performance-based vesting will be subject to the terms and conditions of the 2003 Plan and the corresponding stock option agreement.
The grant of Replacement Options pursuant to the Offer will not create any contractual or other right of option holders to receive any future grants of stock options or benefits in lieu of stock options. The grant of Replacement Options will not form a part of compensation for purposes of calculating any benefits upon termination of employment or service.
The following description summarizes the material terms of the 2003 Plan. The description of the 2003 Plan is subject to, and qualified in its entirety by reference to, the actual provisions of the 2003 Plan and the form of stock option agreements in effect for the Eligible Options granted under the 2003 Plan. The 2003 Plan and corresponding form of stock option agreements, which will be used to evidence the Replacement Options to be granted in replacement of Eligible Options, have been filed as exhibits to the Schedule TO. Please contact George D. Pelose, General Counsel at (856) 505-4142 or send an email to gpelose@marlinleasing.com to receive a copy of the 2003 Plan document and the form of stock option agreements. We will promptly furnish you copies of those documents at our expense.
Administration. The 2003 Plan is administered and interpreted by our Compensation Committee. However, our Board of Directors approves and administers all grants to non-employee directors. The Compensation Committee may delegate its authority under the 2003 Plan to a subcommittee.
Share Reserve. The 2003 Plan currently authorizes the issuance of 3,300,000 shares of common stock; provided, however, that not more than 1,650,000 shares will be available for issuance as stock awards, stock units and other equity-based awards. No participant in the 2003 Plan may receive awards for more than 200,000 shares of our common stock in any single calendar year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions; provided, however, that such per-participant limitation is 300,000 shares for the 2010 calendar year only.
Eligibility. All of our employees, as well as those of our subsidiaries, including employees who are officers or members of our Board of Directors, and members of our Board of Directors who are not employees, are eligible to receive grants under the 2003 Plan. Consultants and advisors who perform services for us or any of our subsidiaries are also eligible to receive grants under the 2003 Plan, subject to certain conditions set forth in the 2003 Plan.
Types of Awards. The following types of awards may be granted under the 2003 Plan: nonqualified stock options, incentive stock options, stock awards, stock appreciation rights, stock units, dividend equivalents and other equity-based awards.
Stock Option Terms. Each granted stock option has an exercise price per share determined by the Compensation Committee, which price will be equal to or greater than the fair market value of our shares of common stock on the grant date. No granted stock option may have a term in excess of ten years.
Upon cessation of employment or service, an optionee will have a limited period of time in which to exercise his or her outstanding stock options to the extent exercisable for vested shares. In general, unless another period is specified by the Compensation Committee of our Board of Directors or set forth in the optionee’s employment agreement, if any, that limited period will expire ninety (90) days following the optionee’s cessation of employment or service, unless such cessation of employment or service occurs by reason of the optionee’s death or disability or on account of cause. In the event of termination of employment or service following disability or death (or death within the ninety (90) day period following termination of employment or service for any reason other than on account of cause), unless another period is specified by the Compensation Committee of our Board of Directors or set forth in the optionee’s employment agreement, if any, the limited exercise period will expire one year after such cessation of employment or service. In the event of termination for cause or the optionee engaged in conduct that constitutes cause, the stock option will immediately terminate. In no event, however, may any stock option be exercised after the expiration of the maximum term in effect for that stock option.
Change of Control. In the event we should undergo a change of control, we will provide each optionee written notice of such change of control and all outstanding stock options will automatically accelerate and become fully exercisable. Upon a change of control in which we are not the surviving corporation (or in which we survive as a subsidiary of another corporation), unless otherwise provided by the Compensation Committee of our Board of Directors, all outstanding stock options that are not exercised prior to the change of control will be assumed, or replaced with comparable stock options or rights, by the surviving corporation (or parent or subsidiary thereof). Notwithstanding the foregoing, in the event of a change of control, unless the optionee’s employment agreement, if any, provides otherwise, the Compensation Committee may take either or both of the following actions with respect to any or all outstanding stock options: (i) the Compensation Committee may require that optionees surrender their outstanding stock options in exchange for cash or shares of our common stock in an amount equal to the amount by which the then fair market value of the shares of our common stock underlying the optionee’s unexercised stock options exceeds the exercise price of the stock options, or (ii) after giving optionees an opportunity to exercise their outstanding stock options, the Compensation Committee may terminate any or all unexercised stock options at such time as the Compensation Committee deems appropriate.
For purposes of the 2003 Plan, a “change of control” will be deemed to have occurred if:
(a) any “person” (as such term is used in sections 13(d) and 14(d) of the 1934 Act) becomes a “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of our securities representing more than 40% of the voting power of our then outstanding securities; provided that a change of control will not be deemed to occur as a result of the initial public offering of our common stock or as a result of a transaction in which we become a subsidiary of another corporation and in which our shareholders, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such shareholders to more than 40% of all votes to which all shareholders of the parent corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote);
(b) the consummation of (i) a merger or consolidation of Marlin with another corporation where our shareholders, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than 40% of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote), (ii) a sale or other disposition of all or substantially all of our assets, or (iii) a liquidation or dissolution of Marlin; or
(c) directors are elected such that a majority of the members of the Board of Directors will have been members of the Board of Directors for less than two years, unless the election or nomination for election of each new director who was not a director at the beginning of such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.
Transferability. Stock options are not assignable or transferable other than by will or the laws of inheritance following optionee’s death, and during the optionee’s lifetime, the stock option may only be exercised by the optionee. However, the Compensation Committee may permit nonqualified stock options to be transferable during the optionee’s lifetime to the extent provided in the stock option agreement.
Changes in Capitalization. In the event of any change in the number or kind of shares of our common stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding common stock as a class without our receipt of consideration, or if the value of outstanding shares of common stock is substantially reduced as a result of a spinoff or our payment of an extraordinary dividend or distribution, then appropriate adjustments will be made, unless the Compensation Committee of our Board of Directors determines otherwise, to the maximum number of shares of common stock available for grants, the maximum number of shares of common stock that any individual participating in the 2003 Plan may be granted in any year, the number and kind of shares covered by outstanding grants, the kind of shares to be issued or transferred under the 2003 Plan, and the price per share or the applicable market value of stock options shall be appropriately adjusted to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of common stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under such grants; provided, however, that any fractional shares resulting from such adjustment will be eliminated. Any adjustments determined by the Compensation Committee will be final, binding and conclusive.
Amendment and Termination. Our Board of Directors may amend or terminate the 2003 Plan at any time; provided, however, that our Board of Directors will not amend the 2003 Plan without shareholder approval if such approval is required in order to comply with the Internal Revenue Code or applicable laws or to comply with applicable stock exchange requirements. The 2003 Plan will terminate on October 11, 2013, unless the 2003 Plan is terminated earlier by our Board of Directors or is extended by our Board of Directors with the approval of our shareholders.
Taxation of Nonqualified Stock Options.
An optionee will not recognize taxable income for U.S. federal income tax purposes upon the grant of a nonqualified stock option. In general, an optionee will recognize ordinary income, in the year in which the nonqualified stock option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.
We generally will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised nonqualified stock option. The deduction will, in general, be allowed for our taxable year in which ends the calendar year in which such ordinary income is recognized by the optionee.
Accounting Treatment.
The Compensation—Stock Compensation Topic of the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. Accordingly, we measure stock-based compensation cost at grant date, based on the fair value of the awards ultimately expected to vest. Compensation cost is recognized on a straight-line basis over the service period.

For this exchange transaction, we used the binomial valuation model to measure the fair value of our stock options utilizing various assumptions, including expected term of the option, stock price volatility, and ratio of stock price to the exercise price at which exercise is expected to occur. The assumptions are based on subjective future expectations combined with management judgment.
As required by U.S. GAAP, Marlin uses judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. In addition, for performance-based awards we estimate the degree to which the performance conditions will be met to estimate the number of shares expected to vest and the related compensation expense. Compensation expense is adjusted in the period such performance estimates change.
10. INFORMATION CONCERNING MARLIN.
We are a nationwide provider of equipment financing and working capital solutions primarily to small businesses. We finance over 100 categories of commercial equipment important to our end user customers, including copiers, certain commercial and industrial equipment, security systems, computers and telecommunications equipment. Our average lease transaction was approximately $11,300 at December 31, 2009, and we typically do not exceed $250,000 for any single lease transaction. This segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers through origination sources comprised of our existing network of independent commercial equipment dealers and, to a much lesser extent, through relationships with lease brokers and direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment, plus an expected profit. As of December 31, 2009, we serviced approximately 87,000 active equipment leases.
On March 20, 2007, the FDIC approved the application of our wholly-owned subsidiary, Marlin Business Bank (“MBB”) to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of our funding sources and, over time, may add other product offerings to better serve our customer base.
On December 31, 2008, MBB received approval from the Federal Reserve Bank of San Francisco to (i) convert from an industrial bank to a state-chartered commercial bank and (ii) become a member of the Federal Reserve System. In addition, on December 31, 2008, we received approval to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank.
On January 13, 2009, MBB converted from an industrial bank to a commercial bank chartered and supervised by the State of Utah and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). In connection with the conversion of MBB to a commercial bank, we became a bank holding company on January 13, 2009. In connection with this approval, the Federal Reserve Board required Marlin to identify any of its activities or investments that were impermissible under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Such activities or investments must be terminated or conform to the Bank Holding Company Act within two years of the approval (unless additional time is granted by the Federal Reserve Board). Our reinsurance activities conducted through our wholly-owned subsidiary, AssuranceOne, Ltd., are impermissible under the Bank Holding Company Act. However, such activities would be permissible if we were a financial holding company, and we intend to seek certification from the Federal Reserve Board to become a financial holding company within two years from its approval to become a bank holding company.
The small-ticket equipment leasing market is highly fragmented. We estimate that there are more than 100,000 independent equipment dealers who sell the types of equipment we finance. We focus primarily on the segment of the market comprised of the small and mid-size independent equipment dealers. We believe this segment is underserved because: 1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than the independent equipment dealers; and 2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to service adequately these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high-quality, convenient point-of-sale lease financing programs. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, allowing them to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost. Our fully integrated account origination platform enables us to solicit, process and service a large number of low-balance financing transactions. From our inception in 1997 to December 31, 2009, we have processed approximately 653,000 lease applications and originated over 279,000 new leases.
We are incorporated in Pennsylvania. Our principal executive offices are located at 300 Fellowship Road, Mount Laurel, New Jersey 08054. Our telephone number is (888) 479-9111.
Financial information. The following table sets forth selected consolidated financial operating data for Marlin. The selected historical statement of operations data for the fiscal years ended December 31, 2009 and 2008, and the selected historical balance sheet data as of December 31, 2009 and 2008 have been derived from the consolidated financial statements included in our Annual Report on Forms 10-K for the fiscal years ended December 31, 2009 and 2008 which have been audited by Deloitte & Touche LLP, independent registered public accounting firm.
The information presented below should be read together with our consolidated financial statements and the notes related thereto as well as Item 7 of the Form 10-K entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Year Ended December 31,
	2009	2008
	(Dollars in thousands, except per-
	share data)
Consolidated Statements of Operations Data:
Interest and fee income	$83,444	$107,453
Interest expense	27,338	36,880

Net interest and fee income	56,106	70,573
Provision for credit losses	27,189	31,494

Net interest and fee income after provision for credit losses	28,917	39,079
Loss on derivatives	(1,959)	(16,039)
Insurance and other income	6,855	8,144

Other expense:
Salaries and benefits	19,071	22,916
General and administrative	12,854	15,241
Financing related costs	505	1,418

Other expense	32,430	39,575

Income (loss) before income taxes	1,383	(8,391)
Income tax expense (benefit)	347	(3,161)

Net income (loss)	$1,036	$(5,230)

Basic earnings (loss) per share	$0.08	$(0.44)

Shares used in computing basic earnings (loss) per share	12,549,167	11,874,647

Diluted earnings (loss) per share	$0.08	$(0.44)

Shares used in computing diluted earnings (loss) per share	12,579,806	11,874,647

	December 31,
	2009	2008
	(Dollars in thousands, except
	per-share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,057	$40,270
Restricted interest-earning deposits with banks	$63,400	$66,212
Net investment in leases and loans	$448,610	$669,109
Total assets	$565,803	$794,431
Short-term borrowings	$62,541	$101,923
Long-term borrowings	$244,445	$441,385
Deposits	$80,288	$63,385
Total liabilities	$417,565	$647,806
Total stockholders’ equity	$148,238	$146,625
Book value per common share	$11.60	$11.97
Ratio of earnings to fixed charges(1)

	Year Ended December 31,
	2009	2008
	(Dollars in thousands)
Fixed Charges

Interest expense, including amortization of debt issue costs	$27,338	$36,880

Portion of rental expense deemed to represent interest	5	6

Total Fixed Charges	$27,343	$36,886

Earnings before fixed charges

Income (loss) before income taxes	$1,383	$(8,391)

Fixed charges	27,343	36,886

Total earnings before fixed charges	$28,726	$28,495

Ratio of earnings to fixed charges	1.1	0.8

(1)	Earnings to fixed charges is calculated by dividing our income (loss) before income taxes and fixed charges by our fixed charges, which consist of interest expense, amortization of debt issuance costs and the portion of rental expense deemed to represent interest. The deficiency of earnings to cover fixed charges was $8.4 million for the year ended December 31, 2008.

See Section 17 for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements we have summarized above.
11. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.
A list of the members of our Board of Directors and executive officers as of April 1, 2010 is attached as Schedule I to this document. As of April 9, 2010 our current executive officers and directors as a group beneficially owned outstanding stock options under our 2003 Plan to purchase a total of 533,461 shares of our common stock. That number represented approximately 4% of the aggregate number of shares of our common stock subject to all stock options outstanding under our 2003 Plan as of that date.
Attached to the Offer on Schedule II is a table indicating the beneficial ownership of our common stock by our executive officers and directors as of March 1, 2010. During the 60-day period ended April 20, 2010:
•	we have not granted any stock options to acquire shares of our common stock;

•	individuals have exercised stock options to acquire 28,503 shares of our common stock with exercise prices per share of $3.39 and $4.23, 20,294 of which were acquired by our directors and executive officers;

•	stock options with respect to an aggregate of 30,982 shares under our 2003 Plan were canceled or expired, 21,672 of which were held by our directors and executive officers;

•	none of our executive officers purchased shares of our common stock on the open market; and

•	executive officers and directors have sold 20,294 shares of our common stock.
The following executive officers and members of our Board of Directors were parties to the foregoing transactions involving our common stock conducted during the 60-day period ended April 20, 2010:
o	In connection with exercising 20,294 of his stock options, which were granted to him on April 3, 2000 with an exercise price of $4.23, Daniel P. Dyer, our Chief Executive Officer and member of our Board of Directors, sold shares of our common stock on the following dates and in the following amounts:

Date	Number of Shares Sold Upon Exercise
February 26, 2010	1,375
March 1, 2010	1,552
March 2, 2010	2,090
March 3, 2010	3,423
March 4, 2010	4,000
March 8, 2010	140
March 9, 2010	6,295
March 10, 2010	1,419
o	On March 18, 2010, 12,026 stock options held by Daniel P. Dyer, 5,838 stock options held by George D. Pelose and 3,808 stock options held by Lynne C. Wilson were canceled due to the fact that the performance criteria governing the vesting of the stock options was not achieved.

o	The following members of our Board of Directors purchased shares of our common stock on the open market on the following dates and for the following prices: Kevin McGinty purchased 600 shares on March 1, 2010 for $8.75 per share, 3,000 shares on March 2, 2010 for $8.8866 per share and 1,000 shares on March 9, 2010 for $8.7306 per share and John Calamari purchase 1,000 shares on February 22, 2010 for $8.51 per share.

There are no other persons controlling Marlin.
Except as otherwise described above and other than stock option grants and other stock-based awards made in the ordinary course to employees who are not executive officers, there have been no transactions in any outstanding stock options to purchase our common stock or in our common stock that were effected during the 60-day period ended April 20, 2010 by Marlin or by any current executive officer, director, affiliate or subsidiary of Marlin.
12. STATUS OF STOCK OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.
All tendered Eligible Options that are accepted for exchange will be canceled. The shares subject to those canceled stock options will, after such cancellation, be available for re-grant and issuance under the 2003 Plan and will fund the reserve required to carry out the stock option exchange that is the subject of the Offer. To the extent those shares exceed the reserve necessary for issuance upon the exercise of the Replacement Options to be granted in connection with the Offer, those excess shares will be available for future awards to employees and other eligible plan participants without further shareholder action, except as required by applicable law, the rules of the Nasdaq Global Select Market or any other securities quotation system or any stock exchange on which our shares are then quoted or listed.
In accordance with FASB ASC 718-20-35-3, the exchange of Eligible Options in accordance with the Offer will be treated as an exchange of the original awards for new awards. Therefore, we will recognize the unamortized compensation cost of the canceled Eligible Options, as well as any incremental compensation cost of the Replacement Options granted in the Offer, ratably over the vesting period of the Replacement Options. The incremental compensation cost will be measured as the excess, if any, of the fair value of each Replacement Option granted to our and our subsidiaries’ employees in exchange for a canceled Eligible Option, measured as of the Replacement Grant Date, over the fair value of the canceled Eligible Option in exchange for the Replacement Option, measured immediately prior to the cancellation. Because it is intended that the exchange ratios will be calculated to result in the fair value of canceled Eligible Options being approximately equal to the fair value of the Replacement Options, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Offer. In the event that any of the Replacement Options are forfeited prior to their vesting due to termination of employment, or because the performance goals are not achieved at the maximum level for Replacement Options that vest upon the achievement of certain performance criteria, the incremental compensation cost for the forfeited Replacement Options will not be recognized.
Because these factors cannot be predicted with any certainty at this time and will not be known until the expiration of the Offer, we cannot predict the exact amount of any incremental compensation expense that may result from the Offer.
13. LEGAL MATTERS; REGULATORY APPROVALS.
We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our canceling tendered Eligible Options and granting Replacement Options in replacement thereof, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the cancellation of tendered Eligible Options and grant of Replacement Options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may be required to delay the acceptance of the tendered Eligible Options for replacement or the grant of the Replacement Options pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation to replace Eligible Options is subject to certain conditions, including the conditions described in Section 7.
14. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.
The following is a general summary of the material U.S. federal income tax consequences applicable to the tender of Eligible Options pursuant to the Offer and the grant of Replacement Options in exchange. This discussion is based on the U.S. Internal Revenue Code, the relevant legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.
Tender of Eligible Options for Cancellation and Grant of Replacement Options. If you tender your Eligible Options, you will not recognize any taxable income for U.S. federal income tax purposes at the time of your tender. The cancellation of a tendered Eligible Option and the grant of a Replacement Option will not be a taxable event for U.S. federal income tax purposes.
If any of your Eligible Options are an incentive stock option (an “ISO”) under the U.S. federal tax laws and you tender these options in the Offer, the Replacement Option will be a nonqualified stock option and will be taxed as such.
The following are general descriptions of the tax treatment of ISOs and nonqualified options.
Taxation of Incentive Stock Options. An optionee will not recognize taxable income upon the grant or exercise of an ISO. However, the amount by which the fair market value (at the time of exercise) of the purchased shares exceeds the exercise price paid for those shares will be included in the optionee’s income for purposes of the alternative minimum tax.
Generally, an optionee will recognize taxable income in the year in which the optionee sells or makes any other disposition of the shares purchased under an ISO. An optionee’s federal income tax liability will depend upon whether the optionee makes a qualifying or disqualifying disposition of the shares purchased under the optionee’s ISO. A qualifying disposition will occur if the sale or other disposition of the shares takes place more than two years after the date the ISO for the shares was granted and more than one year after the date that option was exercised for the particular shares involved in the disposition. A disqualifying disposition will occur unless both of those requirements are satisfied at the time of the sale or other disposition.
If an optionee disposes of the shares in a qualifying disposition, the optionee will recognize a long-term capital gain equal to the excess of (i) the amount realized upon the sale or other disposition over (ii) the exercise price paid for the shares. The optionee will recognize a long-term capital loss if the amount realized is lower than the exercise price paid for the shares.
If the shares purchased under an ISO are disposed of in a disqualifying disposition, the optionee will recognize ordinary income equal to the amount by which the lesser of the amount realized upon the disposition of the shares or their fair market value on the exercise date exceeds the exercise price paid for the shares. The amount of the optionee’s disqualifying disposition income will be reported by us on the optionee’s W-2 wage statement for the year of disposition. Any additional gain recognized upon the disqualifying disposition will be capital gain, which will be long-term if the shares have been held for more than one year following the exercise date of the option. Different rules apply if the disqualifying disposition is not effected by means of an arm’s length sale or exchange with an unrelated party.
If an optionee makes a qualifying disposition of shares acquired upon the exercise of an ISO, then no income tax deduction may be taken by us with respect to such shares. Should an optionee make a disqualifying disposition of such shares, then we will be entitled to an income tax deduction equal to the amount of ordinary income the optionee recognizes in connection with the disposition. The deduction will, in general, be allowed for our taxable year in which the disposition occurs.
Taxation of Nonqualified Stock Options. An optionee will not recognize taxable income for U.S. federal income tax purposes upon the grant of a nonqualified stock option. In general, an optionee will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.
We will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised nonqualified stock option. The deduction will, in general, be allowed for our taxable year in which ends the calendar year in which such ordinary income is recognized by the optionee.
We recommend that you consult your own tax advisor with respect to the U.S. federal, state and local tax consequences of participating in the Offer.

15. EXTENSION OF OFFER; TERMINATION; AMENDMENT.
We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance of any Eligible Options for cancellation and replacement by giving notice of such extension to the tendering Eligible Employees and making a public announcement thereof.
We also expressly reserve the right, in our judgment, at any time before the Expiration Date, to terminate or amend the Offer and to postpone our acceptance of any tendered Eligible Options for cancellation and replacement upon the occurrence of any of the conditions specified in Section 7, by giving written or electronic notice of such termination or postponement to the tendering Eligible Employees and making a public announcement thereof. Our reservation of the right to delay our acceptance of the tendered Eligible Options for replacement is limited by Rule 13e-4(f)(5) promulgated under the 1934 Act, which requires that we must pay the consideration offered or return the tendered Eligible Options promptly after termination or withdrawal of the Offer.
Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, such amendment will be issued no later than 9:00 a.m. Eastern Standard Time on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to Eligible Employees in a manner reasonably designated to inform Eligible Employees of such change.
If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the 1934 Act. Those rules require that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.
If we decide to take any of the following actions, we will give notice of such action and keep the Offer open for at least ten business days after the date of such notification:
(i)	we increase or decrease the amount of consideration offered for the Eligible Options, or

(ii)	we decrease the number of Eligible Options eligible to be tendered in the Offer.
16. FEES AND EXPENSES.
We will not pay any fees or commissions to any broker, dealer or other person for soliciting submissions of Eligible Options for exchange pursuant to this Offer.
17. ADDITIONAL INFORMATION.
We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this document is a part, with respect to the Offer. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your Eligible Options for exchange:
1.	our annual report on Form 10-K for our fiscal year ended December 31, 2009;

2.	our current reports on Form 8-K filed with the SEC on February 16, 2010; and

3.	our registration statement on Form 8-A filed with the SEC on October 30, 2003 pursuant to Section 12(g) if the 1934 Act, in which there is described the terms, rights and provisions applicable to our common stock, including any amendments or reports we file for the purpose of updating that description.
The SEC file number for these filings is 000-50448. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at www.sec.gov. These filings may also be examined, and copies may be obtained, at the following SEC public reference room:
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.
We will also provide without charge to each person to whom a copy of this document is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, New Jersey 08054
Attn: General Counsel
The information relating to Marlin in this document should be read together with the information contained in the documents to which we have referred you.
18. FORWARD LOOKING STATEMENTS.
This document, our SEC reports referred to above and the documents incorporated by reference into this document include “forward-looking statements.” When used in this document, words such as “can be,” “expects,” “plans,” “may,” “may affect,” “may depend,” “believe,” “estimate,” “intend,” “could,” “should,” “would,” “if” and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements and similar words and phrases
Certain factors that could cause actual results to differ from those projected are discussed in our Annual Report on Form 10-K, including those set forth in “Item 1A Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.
We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we intend to make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law or we determine that further efforts to comply are not advisable, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Eligible Options residing in such jurisdiction.
We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this document, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal. If anyone makes any representation to you or gives you any information different from the representations and information contained in this document, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal, you must not rely upon that representation or information as having been authorized by us.
We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Eligible Options pursuant to the Offer. You should rely only on the representations and information contained in this document, the related Tender Offer Statement on Schedule TO or in the related Letter of Transmittal.
Marlin Business Services Corp. April 23, 2010

SCHEDULE I
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
MARLIN BUSINESS SERVICES CORP.
The members of the Marlin Business Services Corp. Board of Directors and the Marlin Business Services Corp. executive officers and their respective positions and offices as of April 1, 2010, are set forth in the following table:

NAME	POSITION AND OFFICES HELD
Daniel P. Dyer	Chief Executive Officer and Director

George D. Pelose	Executive Vice President, Chief Operating Officer, General Counsel and Secretary

Lynne C. Wilson	Senior Vice President and Chief Financial Officer

John J. Calamari	Director

Lawrence J. DeAngelo	Director

Edward Grzedzinski	Director

Kevin J. McGinty	Chairman of the Board

James W. Wert	Director

Matthew J. Sullivan	Director
The address of each director and executive officer is c/o Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054.

SCHEDULE II
BENEFICIAL OWNERSHIP OF MARLIN BUSINESS SERVICES CORP. SECURITIES
AS OF MARCH 1, 2010
The following table shows the holdings of our common stock as of March 1, 2010 by each director and each executive officer of Marlin Business Services Corp.

	Number of Shares	Percent
Name of Beneficial Owner	Beneficially Owned	of Class
Executive Officers, Directors and Nominees
Daniel P. Dyer(1,2)	561,616	4.36%
George D. Pelose(1,2)	383,477	2.99
Lynne C. Wilson(1,2)	92,249	*
John J. Calamari (1,3)	28,096	*
Lawrence J. DeAngelo(1,3)	35,083	*
Edward Grzedzinski(1,3)	20,820	*
Kevin J. McGinty(1,3)	82,246	*
James W. Wert(1,3)	76,287	*
Matthew J. Sullivan(1,3,4)	2,325,429	18.26
J. Christopher Teets (5)	—	—
All executive officers, directors and nominees as a group (10 persons)(1,6)	3,605,303	27.44

*	Represents less than 1%.

(1)	Does not include stock options vesting more than 60 days after March 1, 2010, held by Mr. Dyer (69,629), Mr. Pelose (50,090), Ms. Wilson (26,841), Mr. Calamari (2,041), Mr. DeAngelo (2,041), Mr. Grzedzinski (3,291), Mr. McGinty (2,324), and Mr. Sullivan (4,541), and Mr. Wert (2,041). Includes, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan, as amended.

(2)	Includes stock options for Mr. Dyer (164,008), Mr. Pelose (145,506) and Ms. Wilson (8,969) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2010.

(3)	Includes stock options for Mr. Calamari (13,857), Mr. DeAngelo (13,857), Mr. Grzedzinski (9,946), Mr. McGinty (23,657), Mr. Sullivan (6,204), and Mr. Wert (23,657) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2010.

(4)	Includes 2,309,934 shares that are reported as beneficially owned by Peachtree Equity Investment Management, Inc., based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC (“WCI”) and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the “Manager”). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(5)	The information for Mr. Teets does not include shares beneficially owned by Red Mountain Capital Partners LLC (“Red Mountain”). Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of all shares of Marlin beneficially owned by Red Mountain. As of January 4, 2010, based solely on a Schedule 13D/A (Amendment No. 2 to Schedule 13D) jointly filed on January 5, 2010 by Red Mountain and certain of its related persons, Red Mountain beneficially owned 1,040,374 shares.

(6)	Includes stock options to purchase 409,661 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2010.